

April 24, 2014

Via E-mail
Christopher A. Krummel
Chief Accounting Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-13884**

Dear Mr. Krummel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

1.   We note that income before taxes from your operations in the United States decreased from $745.9 million for the fiscal year ended December 31, 2012 to $284.1 million for the fiscal year ended December 31, 2013. However, revenues from your operations in the United States increased by $171.5 million during the fiscal year ended December 31, 2013. Please tell us about the factors that led to this decrease in domestic income before taxes despite an increase in revenue from your operations in the United States and revise

to provide disclosure as part of management's discussion and analysis. Refer to Item 303(A)(3) of Regulation S-K and, for further guidance, section III of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief